Mail Stop 3561

December 5, 2006

Via Fax & U.S. Mail

Mr. Todd Huss
Chief Financial Officer
5455 Spine Road, Suite C
Boulder, Colorado 80301

> **Re:** **Global Casinos, Inc.**
> **Form 10-KSB for the year ended June 30, 2006**
> **Filed October 10, 2006**
> **File No. 000-15415**

Dear Mr. Huss:

We have reviewed your response letter dated November 22, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended June 30, 2006

Notes to the Financial Statements

- General

1. We note from your response to our prior comment 5 that you have modified your presentation to conform to the guidance in EITF 00-22 and you have disclosed in the notes to the financial statements that payouts are included in promotional allowances and are presented separately as a reduction of casino revenues. Please tell us if you have also recorded a liability as of September 30, 2006 for the estimated obligation that will ultimately be owed to the loyalty program customers, and if so, the nature of any changes in that liability from June 30, 2006. Please note that even though you are only obligated to payout once the $1000 threshold is achieved, we believe that a liability should be recorded for the estimated obligation at the time the revenue is recognized and the players begin earning points. See paragraph 10 of EITF 00-22. Also, to the extent that any liability that has not been recorded is material to the financial statements, please revise your financial statements to record the obligation and the offset to revenue.

Form 10-QSB for the quarter ended September 30, 2006

Note 5. Stock Based Compensation

2. We note that during the quarter ended September 30, 2006 you adopted the provisions of and account for stock-based compensation in accordance with SFAS No. 123(R). In future filings, where awards under share-based payment arrangements with employees are accounted for under the intrinsic value method of APB 25 for any reporting period for which an income statement is presented, please provide the tabular presentation of the following information that was required by paragraph 45 of Statement 123 for all those periods:
   - Net income and basic and diluted earnings per share as reported
   - The share-based employee compensation cost, net of related tax effects, included in net income as reported
   - The share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied
   - Pro forma net income as if the fair-value-based method had been applied to all awards
   - Pro forma basic and diluted earnings per share as if the fair-value-based method had been applied to all awards.

   Additionally, please include the disclosures outlined in paragraph A240 of SFAS No. 123(R) including the method and assumptions used for determining fair value.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief